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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Hardinge Inc.
(Name of Subject Company)

Hardinge Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

412324303
(CUSIP Number of Class of Securities)

Richard L. Simons
President & Chief Executive Officer
Hardinge Inc.
One Hardinge Drive
Elmira, New York 14902-1507
Telephone: 607-378-4107

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Telephone: (212) 403-1000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 3 to the Schedule 14D-9 ("Amendment No. 3"), filed with the Securities and Exchange Commission (the "SEC") on May 19, 2010, amends and supplements the Schedule 14D-9 originally filed with the SEC on April 5, 2010 and amended by Amendment No. 1 on April 6, 2010 and Amendment No. 2 on May 19, 2010 (as amended, the "Statement"), by Hardinge Inc., a corporation existing under the laws of New York ("Hardinge" or the "Company"). The sole purpose of this Amendment No. 3 is to file additional exhibits and update the exhibit index of the Statement accordingly.

ITEM 9.    EXHIBITS.

        "Item 9.—Exhibits" of the Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description
(a)(8)	Letter to shareholders of Hardinge, dated May 19, 2010.
(a)(9)	Letter to employees of Hardinge, dated May 19, 2010.

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

HARDINGE INC.
By:	/s/ RICHARD L. SIMONS Name: Richard L. Simons Title: President and Chief Executive Officer

Dated: May 19, 2010

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  ITEM 9. EXHIBITS.
SIGNATURE